March 30, 2023
VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Andrew Blume and Melissa Gilmore

Re: EnerSys
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed May 25, 2022
File No. 001-32253

Dear Mr. Blume and Ms. Gilmore:

On behalf of EnerSys (the “Company”), I am submitting responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated February 14, 2023. Below we have noted the Staff’s comments in italics face type and the responses of the Company in regular type.

Form 10-K For the Fiscal Year Ended March 31, 2022

Liquidity and Capital Resources
Cash Flow and Financing Activities, page 42

1.We note your response to comment 1 indicates that your "use of the 'primary working capital' metric is more appropriately categorized as a key performance indicator (KPI)." It is our understanding that primary working capital is a non-GAAP measure and, therefore, it needs to comply with applicable rules that generally prohibit excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Accordingly, please revise future filings to ensure the measure complies with Item 10(e)(1)(ii)(A) of Regulation S-K.

Response: We have reviewed Item 10(e)(1)(ii)(A) of Regulation SK. We believe Working Capital is a GAAP term intended to convey the short-term liquidity of a company and is not the same as “Primary Operating Capital” (POC).

Working Capital is calculated by subtracting current liabilities from current assets. Positive Working Capital generally indicates that a company can fund its current operations and other priorities such as future growth. Working Capital is fundamentally different than the Company’s POC Key Performance Indicator (KPI) that is used by the Company to measure asset intensity rather than liquidity. The POC KPI metric is defined as the level of POC, and its ratio to net sales. The Company defines POC as accounts receivable, plus inventories, minus accounts payable. The resulting net amount is divided by the trailing three-month net sales (annualized) to derive a POC percentage. We believe these three elements included in POC are most operationally driven, and this performance measure provides the Company with information about the asset intensity and operating efficiency of the business on a company-wide basis that management can monitor and analyze trends over time. The Company made the change to POC from PWC to provide clarity that it is not intended to be similar to GAAP Working Capital.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 30, 2023

The contrast between Working Capital as a liquidity measure and POC can be illustrated using an example of two companies that are identical except that one recently raised cash by issuing long-term debt. That company would be in a much better short-term liquidity position and Working Capital would capture that difference. However, the POC metric would be the same for both companies.

POC is used by the Company and investors as a KPI and is important to include in our filings. POC is used by the company in the following manner:

•Compare/benchmark trends over time to understand/incentivize more efficient financial results (e.g., increase sales but without taking on risky/long paying accounts, negotiate better vendor prices but without agreeing to less favorable/advanced payments, maintain efficient levels of inventory)
•Limiting to three accounts enables more focused efforts on the most significant operational balance sheet accounts which can be influenced by management
•POC as a % of sales is used to set management incentive plans and is also discussed in company monthly segment meetings and our financial close meetings
•Changes in POC efficiency levels can be used to flag/point to issues outside management’s control (e.g., supply chain hurdles, economic market conditions, etc.)

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 208-1855.
Sincerely,

ENERSYS

/s/
Andrea Funk
Chief Financial Officer

cc:    Mr. David M. Shaffer, EnerSys